FORM 51-102F3
Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY

SEABRIDGE GOLD INC. (the "Issuer")
106 Front Street East, Suite 400
Toronto, ON M5A 1E1

ITEM 2.	DATE OF MATERIAL CHANGE

November 9, 2018

ITEM 3.	NEWS RELEASE

Issued November 9, 2018 and distributed through the facilities of Nasdaq's GlobeNewswire (Canadian Timely Disclosure).

ITEM 4.	SUMMARY OF MATERIAL CHANGE

The Issuer announced a non-brokered private placement of one million Common shares of the Issuer at a price of $14.00 per share for gross proceeds of $14,000,000 (the “Placement”). Funds from the Placement will be used to fund general working capital requirements and a 2019 drill program at the Issuer’s 100% owned Snowstorm Project located in Nevada.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release.

FCMI Parent Co. (“Parent”) is acquiring 25,000 Common Shares (the “New Shares”) of the Issuer under the Placement for gross proceeds of $350,000. Parent is owned and controlled by Albert D. Friedberg and members of his family. Mr. Friedberg (and Parent) is a related party of the Issuer by virtue of a combination of beneficially owning, or controlling or directing, directly or indirectly, greater than 10% of the outstanding Common shares of the Issuer. Accordingly, the Placement is, to the extent of Parent’s subscription, a related party transaction under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101").

Parent has advised it currently owns directly 3,915,682 common shares of the Issuer representing 6.57% of the Issuer's issued and outstanding Shares. Parent has advised that Mr. Friedberg may be considered the sole beneficial owner of shares of the Issuer owned by:

Parent, by virtue of his control of Parent; and

FCMI Financial Corporation (“FCMI”), which is an affiliate of Parent;

Pan Atlantic Bank and Trust Ltd. (“PABTL”), which is wholly owned by FCMI; and

The Buckingham Charitable Foundation (“Buckingham”), of which Mr. Friedberg is a trustee and shares voting and dispositive power with Nancy Friedberg.

Parent has advised that FCMI, PABTL and Buckingham directly own 694,042 Shares, 6,254,432 Shares and 250,000 Shares of the Issuer, respectively. In addition, Parent has advised that Albert Friedberg and Nancy Friedberg directly own and control personally 21,700 Shares and 50,825 Shares of the Issuer, respectively. Herein, Albert Friedberg, Nancy Friedberg, Parent, FCMI, PABTL and Buckingham are referred to collectively as the “Friedberg Entities”. Collectively, the Friedberg Entities beneficially own and control 11,186,681 Shares of the Issuer, representing 18.78% of the issuer's issued and outstanding Shares.

On completion of the Placement, Parent will directly own and control 3,940,682 Shares, representing 6.51% of the Issuer's issued and outstanding Shares. On completion of the Placement, the Friedberg Entities will own and control, directly and indirectly, 11,211,681 Shares, representing 18.51% of the Issuer's issued and outstanding Shares. Each of the directors of the Issuer is independent of each of the Friedberg Entities and, accordingly, no special procedure for board approval of the Placement to Parent was required other than to confirm the availability of exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101.

The Placement of the New Shares to Parent is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 pursuant to the exemptions contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 on the basis that neither the fair market value of the Shares nor the purchase price of the Shares is greater than 25% of the market capitalization of the Issuer.

In connection with the Placement, Parent will enter into agreements with the Issuer containing customary provisions and, in respect of the Placement, on the same terms as the non-insider subscribers to the Placement.

The Issuer did not file a material change report more than 21 days before the expected closing of the Placement as the details of the Placement and the participation therein by related parties of the Issuer were not settled until shortly prior to announcing it and the Issuer wishes to close it on an timely basis for sound business reasons.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) or (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.	OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	EXECUTIVE OFFICER

Contact:	Rudi Fronk, Chief Executive Officer
Telephone:	(416) 367- 9292

ITEM 9.	DATE OF REPORT

November 9, 2018

NOT FOR DISSEMINATION IN THE UNITED STATES. FAILURE TO COMPLY
WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED
STATES SECURITIES LAWS

News Release

Trading Symbols:	TSX: SEA	FOR IMMEDIATE RELEASE
	NYSE: SA	November 9, 2018

Seabridge Gold Secures $14.0 Million Private Placement

Seabridge Gold Inc. (TSX:SEA)(NYSE:SA) (the “Company” or “Seabridge”) announced today that it has secured a non-brokered private placement of one million common shares of the Company at a price of $14.00 per share for gross proceeds of $14,000,000. No commissions are payable on this transaction. The proceeds from the financing will be used to fund general working capital requirements and a 2019 drill program at the Company’s 100% owned Snowstorm Project located in Nevada. (See our June 12, 2018 news release for information on Snowstorm).

The private placement is expected to close on or about November 23, 2018 and is subject to customary closing conditions including, but not limited to, the approval of the TSX and the NYSE. The financing is being made by way of private placement in Canada and the issued shares will be subject to a four-month hold period in Canada. Seabridge has granted the private placees an option to increase the size of the private placement by an additional 250,000 common shares exercisable until December 24, 2018.

This press release is not an offer of common shares for sale in the United States. The common shares may not be offered or sold in the United States absent registration or an available exemption from the registration requirements of the US. Securities Act of 1933, as amended (the “U.S. Securities Act”) and applicable U.S. state securities laws. Seabridge will not make any public offering of the securities in the United States. The common shares have not been and will not be registered under the U.S. Securities Act, or any state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM and Iskut properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

106 Front Street East, Suite 400, Toronto, OntarioM5A 1E1, Canada
Telephone: (416) 367-9292 Facsimile: (416) 367-2711 www.seabridgegold.net

Statements relating to planned exploration work at the Company's projects and on the timing of completion of the private placement are "forward-looking information" within the meaning of Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, aims, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions, and, being estimates, resource and reserve estimates are also forward-looking statements. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur, including in relation to the use of proceeds from the offering. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company's December 31, 2017 Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) and the Company's Annual Report Form 40-F filed with the SEC on EDGAR (available at www.sec.gov/edgar.shtml).

ON BEHALF OF THE BOARD

"Rudi Fronk"
Chairman and CEO
For further information please contact:
Rudi P. Fronk, Chairman and CEO
Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.net